

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2013

Via E-mail
Mr. Paul K. Ito
Chief Financial Officer
Alexander & Baldwin, Inc.
822 Bishop Street
Honolulu, Hawaii 96801

> **Re: Alexander & Baldwin, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 1-35492**

Dear Mr. Ito:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Items 1 & 2. Business and Properties

Description of Business and Properties

1. In future Exchange Act reports, if material, please disclose total development costs on a per square foot or unit basis for completed projects. If applicable, please clarify if such amounts include leasing costs.

2. We note that you currently disclose average occupancy rates per geographic region. In future Exchange Act reports, please also disclose average occupancy rates on a property type basis.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

3. We note your references to same store revenue and same store occupancy in this section. We further note your correspondence dated May 30, 2012.   In future Exchange Act reports, please disclose how your same store pool is defined. To the extent that properties are excluded from the pool for reasons other than development, disposition or acquisition, please quantify the number of properties removed and the reasons for their removal.

4. To the extent you view Same Store Net Operating Income as a key performance indicator, please include disclosure in future Exchange Act periodic reports and include an Item 10(e) of Regulation S-K reconciliation for that measure and any other non-GAAP measure used.

5. We note that leases representing approximately 10.5% of your total annual gross rents are expiring at the end of the 2013 fiscal year. In future Exchange Act reports, please discuss the relationship between market rents and expiring rents.

6. In future Exchange Act reports, please include a discussion that compares new leases on previously leased properties and renewed leases to prior rents received. Such amounts should be adjusted for any tenant concessions provided, such as free rent.

7. In future Exchange Act reports, please include a discussion of leasing results for the periods presented on a per square foot or unit basis, including disclosure regarding tenant improvement costs and leasing commissions for new leases and renewals, as applicable.

8. Please include a discussion within your MD&A of your capital expenditures for property and development including a breakdown of these expenditures between new development, redevelopment/renovations, tenant allowances and other capital expenditures by year and a discussion of significant fluctuations between years. Additionally, tell us how you have accounted for expenditures made to the Port Allen solar project on Kauai.

Impairment of Investments

9. We note your disclosure which indicates that you reached a decision in 2012 to focus on development projects in Hawaii and not to proceed with the development of California real estate assets in the near term. Additionally, we note that you took impairment

charges on the Santa Barbara property as well as in the investment in the Bakersfield joint venture. Please tell us how your strategic decision to not proceed with the development of California real estate assets resulted in changes to your impairment testing. In your response, be sure to address the impact on other California development projects such as those located in Palmdale and Crossroads, CA.

Financial Statements

Significant Accounting Policies

Real Estate Developments

10. We note your discussion of certain soft cost expenditures capitalized related to development projects. Please tell us if you have capitalized any payroll costs related to your development projects during the last three years.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or Erin Martin, Staff Attorney, at (202) 551-3391 with regard to legal comments.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief